FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 3, 2004	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

ASE Group
*** For immediate release ***

Media Contacts: NEC Electronics Seiko Yabuuchi Corporate Communications Tel: +81 44 435 1664 Fax: +81 44 435 1870 press@necel.com	ASE Group Freddie Liu Financial Controller Tel: +886 2 8780 5489 Cell: +886 932 205 029 Fax: +886 2 2757 6121 freddie_liu@aseglobal.com

ASE to Acquire IC Packaging and Testing Operation from NEC Electronics -
Two Companies Team Up to Form Strategic Partnership in IC Manufacturing

KAWASAKI, Japan, TAIPEI, Taiwan, February 3, 2004 — NEC Electronics Corporation (Tokyo Stock Exchange: 6723), a world-leading semiconductor manufacturer in delivering differentiated semiconductor solutions, and ASE, Inc. (Taiwan Stock Exchange: 2311, NYSE: ASX), the world’s largest provider of semiconductor backend manufacturing services, today jointly announced a strategic partnership, including ASE’s acquisition of NEC Electronics’ IC packaging and testing operation in Takahata, Yamagata, combined with a four-year service agreement for ASE to provide IC backend manufacturing services to NEC Electronics.

The two companies also agreed to commence discussions of future possible strategic cooperation in a number of areas, including but not limited to production technologies and intellectual property. The transaction is scheduled to complete on May 31, 2004.

“This transaction marks a new era for NEC Electronics,” said Kyoji Yamamoto, Executive Vice President and Member of the Board of NEC Electronics Corporation. “By teaming up with ASE, the world leader in IC backend manufacturing, we will further accelerate our global operations.”

“Observing ASE’s consistent cost reduction methods will assist our efforts of improving production efficiencies. It is expected that employment at the Takahata plant will be secured under ASE’s management. We would like to extend the alliance with ASE into other areas.”

“We are pleased to expand our relationship with NEC Electronics,” said Jason Chang, Chairman and CEO of ASE Group. “As Japan’s premier semiconductor company, NEC Electronics has consistently demonstrated its dominance in system LSI, embedded systems in digital consumer products, automobile electronics, and other markets. This partnership represents a great recognition of ASE’s success in IC backend manufacturing by a world-class semiconductor company.”

“This acquisition provides a well established platform for us to help Japanese semiconductor companies reduce their overall manufacturing costs and improve efficiency. Going forward, we will further expand our organization to capture the growing demand for outsourced semiconductor manufacturing services in Japan. Concurrently, we will benchmark our own existing operations with this world-class factory in Takahata, especially in the areas of quality management, process technology, and overall manufacturing efficiency, to further refine our services and capabilities.”

The Takahata operation, approximately 360 kilometer north of Tokyo, will be re-named ASE Japan, Co. Ltd. (ASE Japan). Jason Chang will be the Chairman of ASE Japan, and Nobukatsu Manabe, former Associate Senior Vice President of NEC Yamaguchi, Ltd., will be the President of ASE Japan. Revenue of the new company is expected to be over US$165 million annually in the first year.

About NEC Yamagata’s Takahata Plant

The Takahata IC packaging and testing plant, located in Takahata, Yamagata prefecture, is currently owned by NEC Yamagata, Ltd., a wholly-owned subsidiary of NEC Electronics Corporation. The Takahata plant began production in 1965, following the establishment of NEC Yamagata in 1964, and has a lot area of approximately 58,800 square meters.

About NEC Electronics Corporation

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

About ASE (Advanced Semiconductor Engineering Group)

The ASE Group is the world’s largest provider of semiconductor manufacturing services. As a global leader geared towards meeting the industry’s ever growing needs for faster, smaller and higher performance chips, the ASE Group develops and offers a wide portfolio of technology and solutions including IC test program design, front-end engineering test, wafer probe, wafer bump, substrate design and supply, wafer level package, flip chip, system-in-package, final test and electronic manufacturing services through Universal Scientific Industrial Co Ltd, a member of the ASE Group. The Group generated sales revenues of $2.9 billion in 2003 and employs over 29,000 people worldwide. For more information about the ASE Group, visit www.aseglobal.com.

###

ASE’s Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and package services we offer and for such outsourced services generally, our ability to mai ntain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.

###